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FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING								0-11676

(Check One):		X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	CUSIP NUMBER

	For Period Ended:			DECEMBER 31, 2004
	[ ]		Transition Report on Form 10-K
	[ ]		Transition Report on Form 20-F
	[ ]		Transition Report on Form 11-K
	[ ]		Transition Report on Form 10-Q
	[ ]		Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

			BEL FUSE INC.					Full Name of Registrant

Former Name if Applicable

206 VAN VORST STREET, JERSEY CITY, NEW JERSEY 07302								Address of Principal
Executive Office (Street and Number)

206 VAN VORST STREET, JERSEY CITY, NEW JERSEY 07302								City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form
[ X ]		N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion hereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Primarily as a result of complexities associated with documenting compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the registrant is unable to complete and file its Annual Report on Form 10-K the Sarbanes-Oxley Act of 2002, the registrant is unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2004 ("Annual Report") by the prescribed filing date. The registrant continues to dedicate significant resources to the audit of its consolidated financial statements, internal control testing  and reporting. The registrant anticipates filing its Annual Report by March 31, 2005.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	COLIN DUNN	201				432-0463
	(Name)	(Area Code)			(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
	identify report(s).		X	Yes		No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
	portion thereof?			Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BEL FUSE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	MARCH 16, 2005	By		/S/ COLIN DUNN

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.12(b) of this Chapter).